(
                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of February, 2003

Commission File Number 001-31335

                               AU Optronics Corp.
                 (Translation of registrant's name into English)

                              No. 1 Li-Hsin Road 2
                          Science-Based Industrial Park
                                 Hsinchu, Taiwan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F X                Form 40-F ___


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
----

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
----

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes .....                      No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable
--------------

                                INDEX TO EXHIBITS

Item
----

1. Press release entitled, "AU OPTRONICS To EXHIBIT at FPD EXPO 2003 TAIWAN", dated February 19, 2003.

2. Taiwan Stock Exchange filing entitled, "equipment disposition" , dated February 25, 2003.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              AU Optronics Corp.

Date: February 25, 2003                       By: /s/ Max Weishun Cheng
                                                  ------------------------------
                                                  Name:  Max Weishun Cheng
                                                  Title: Chief Financial Officer

                                                                          ITEM 1


[AU OPTRONICS LOGO OMITTED]                                        News Release


                AU OPTRONICS To EXHIBIT at FPD EXPO 2003 TAIWAN


FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632939 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com

Taipei, Taiwan, February 19th, 2003 -

      AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO), confirms its outstanding achievement in new products and advanced technology developments placing Taiwan's very first Fifth-Generation Mother Glass on show at the Flat Panel Display ("FPD") Expo Taiwan 2003, organized by SEMI Taiwan. As one of the few top producers with the ability to provide a complete-range of TFT-LCD technologies; from small to large sized modules. AUO will showcase its 17" WXGA panel for LCD TV, PDP and latest technologies of OLED (the world's first 4-inch full-color active matrix OLED (AMOLED) based on amorphous-silicon thin film transistors), and 19" SXGA LCD monitor panel fitted with MVA wide viewing angle and high contrast ratio of 600:1, to name a few.

      The fifth annual FPD Expo 2003 Taiwan will take place on February 20~22, for a three day exhibit at the Taipei World Trade Center, Exhibition Hall 1, Area B. AUO will be exhibiting a variety of TFT-LCD modules; including applications for e-Book and the world's first 8.4" SVGA panel for tablet PC integrated with a digitizer, equipped with wide view angle, high resolution, minimal power consumption (3.3W), and extremely light weight at only 210 g.

      For LCD TV applications, the company will exhibit a 17-inch WXGA TFT-LCD

                                     1 of 3
module of full color displays (15:9) with premium MVA technology (each angle as high as 85), high contrast ratio (700:1), high brightness of greater than 650 nits, high color saturation (75% NTSC; EBU>100%), high response time (16 ms).

      For consumer electronics applications, AUO will showcase a 3.5-inch TFT-LCD panel designed for PDA application with high image quality, high reflectance (21%), high color display (262,144), and minimal power consumption of less than 25mW. For mobile phone application, AUO's 1.93-inch transmissive TFT-LCD panel will be on show with high brightness of 230 nit and high image quality. Its unbelievable thinness (2.9mm) fulfills the need for compactness of mobile phones today.

      Widely acclaimed for its performance excellence, AUO's 17" SXGA monitor (M170EN05) will be on show, which according to a respected Japanese PC publication - PC USER Magazine (160th Edition, January 24th 2003 distribution), was ranked as the most sought after PC monitor in its category. Sharing the same view, Tom's Hardware Guide, a leading independent editorial PC review launched by Dr. Thomas Pabst in 1996, also recognized AU Optronics 17" SXGA monitor panels as " An LCD Screen to Start the Year With". The panel's high response time (16ms), high brightness (260 nits), high contrast ratio (450:1) are some of its optimized qualities. AUO's flat panel with "Slim Bezel" specifications puts the icing on the cake.

      New product technologies will also be demonstrated. This includes the world's first 4-inch full-color active matrix OLED (AMOLED) based on amorphous-silicon thin film transistors, which has been further advanced than its first displayed at the LCD/PDP International in Japan late last year, doubling its brightness to 500 nits, as well as a 50-inch color plasma display.

      As one of the major attraction at the exhibit, AUO will place Taiwan's first Fifth Generation Mother Glass on show. The advanced Glass (1100X1250mm) can produce 12 pieces of 17" panels. On Christmas eve of last year, AUO had already successfully lit Taiwan's first G5 panel which signaled its well on schedule


                                     2 of 3
for production by 2Q of this year. AU Optronics has blueprint for a second G5 production line (1100X1300mm), which is scheduled for 2Q of 2004.


ABOUT AU OPTRONICS

      AU Optronics Corp., headquartered at Hsinchu, Science-Based Industrial Park, Taiwan, is a world-leading manufacturer of TFT-LCD modules. The company offers a broad range of TFT-LCD products and related services to OEM manufacturers and brand companies.

      Currently AUO operates three 3.5-generation and one fourth-generation TFT-LCD fab. A fifth-generation TFT-LCD fab., currently under trial run and equipment installation, is expected to begin commercial production in the second quarter of 2003. AUO also operates three module assembly facilities, and one R&D fab, specializing in low temperature poly silicon TFT and organic LED.

      In addition to manufacturing and assembly facilities in Taiwan, AUO has global operations in China, Japan, and the United States. The company markets its TFT-LCDs through two business units including Audio Video Displays Applications and Information Displays Applications. The Company had net sales under ROC GAAP of NT$75.5 billion (US$2.15 billion) in 2002. Website: http://www.auo.com


                                    #   #   #


                                     3 of 3

                                                                          ITEM 2


                            AU Optronics Corporation
                                February 25, 2003
                            English Language Summary


Subject: Equipment disposition.

Regulation: Published pursuant to Article 2-20 of the Taiwan Stock Exchange's operating procedures

Date of events: 2003/02/24

Content:

1. Name and nature of the transacted asset (if the asset acquired or disposed is real property, the address and tract number shall be indicated; if it is preferred shares, the issuance terms such as rate of dividends shall be indicated):Equipments and facilities for TFT-LCD manufacturing.

2.   Date of the occurrence of the event: 2003/02/24

3. Transaction volume, unit price, total transaction price: NT$365,900 thousand/set and NT$365,900 thousand totally.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): AU Optronics(Suzhou) Corp. Subsidiary company.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Book value set as trading price.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets):N/A

8. Terms of delivery or payment (including payment period and monetary amount): O/A 45 days.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Book value

10. Name of the professional appraisal institution and its appraisal findings, or the net worth per share of the underlying company on the CPA-audited or CPA-reviewed duly prepared financial statements for the most recent period. If appraisal reports cannot be acquired in time, the reason for not being able to obtain such report shall be indicated. If any situation set forth in Items 1 or 2 of Point VI of the Guidelines for Acquisition and Disposal of Assets by Public Companies exist, the cause of the difference and the opinion of the auditing CPA shall also be publicly announced: N/A

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights (not applicable of the transacted assets are not securities):N/A

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: N/A

13. If there is broker, and the broker is an actual related party, the identity of the broker and the broker's fee to be paid: N/A

14.  Concrete purpose or use of the acquisition or disposition: manufacturing:
     For operation in China.

15.  Opinions of directors expressing opposition to the trade: N/A

16.  Any other matters that need to be specified: N/A